UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972-73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Contents

Effective as of the date hereof, the agents for service in the United States designated by Steakholder Foods Ltd. (formerly MeaTech 3D Ltd.) under its Registration Statements on Form S-8 (File No. 333-255419) and Form F-1 (File No. 333-253257) are hereby changed to Steakholder Foods USA, Inc., 1007 North Orange Street, 10th Floor, Wilmington, Delaware, 19801 (phone number (302) 485-5218).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman Title: Chief Executive Officer

Date: January 23, 2023